Exhibit 12.1

Ratio of Earnings to Fixed Charges

TSI Telecommunication Holdings, LLC

(dollars in thousands)

	Predecessor					Successor		Successor	Successor
					Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Twelve Months Ended December 31, 2002	Period from February 14 to September 30, 2002	Nine Months Ended September 30, 2003
	Years ended December 31,
	1998	1999	2000	2001
	Historical	Historical	Historical	Historical	Historical	Historical	Pro Forma	Historical	Historical
Net Income	$35,905	$46,104	$51,051	$69,258	$6,917	$631	$1,764	$(1,313)	$1,222
Provision for income taxes	22,213	28,156	32,548	43,895	4,418	9,320	10,024	6,865	2,734

Income before income taxes	$58,118	$74,260	$83,599	$113,153	$11,335	$9,951	$11,788	$5,552	$3,956

Fixed charges:
Interest expensed	$842	$2,822	$22	$—	$—	$45,428	$51,809	$32,970	$34,879
Amortization of deferred financing costs and discount	—	—	—	—	—	8,677	9,892	6,268	9,646
Estimated interest factor on operating leases	253	343	403	463	59	864	924	380	552

Total fixed charges	1,095	3,165	425	463	59	54,969	62,625	39,618	45,077

Earnings:
Income before income taxes	58,118	74,260	83,599	113,153	11,335	9,951	11,788	5,552	3,956
Fixed charges	1,095	3,165	425	463	59	54,969	62,625	39,618	45,077

Total earnings	59,213	77,425	84,024	113,616	11,394	64,920	74,413	45,170	49,033

Ratio of earnings to fixed charges	54.08	24.46	197.70	245.39	193.12	1.18	1.19	1.14	1.09